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SEC FILE NUMBER
8-8-51285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Holistic Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Brickell Avenue Ste 502
(No. and Street)

Miami	Fl	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana Torres	305-374-3060	atorres@hb-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

1450 Brickell Ave 18th Floor	Miami	Fl	33131
(Address)	(City)	(State)	(Zip Code)

10/08/03	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __GONZALO MACIEL_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____HOLISTIC BROKERAGE, LLC_____, as of __12/31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANA M. TORRES
MY COMMISSION # HH 237382
EXPIRES: March 12, 2026

Signature:

Title:
CEO /POO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Holistic Brokerage, LLC

**(A Wholly-Owned Subsidiary of
Holistic WM Holdings, LLC)
Statement of Financial Condition
December 31, 2021**

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Index
December 31, 2021

Page(s)



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Directors and Member of
Holistic Brokerage, LLC
(A Wholly-owned Subsidiary of Holistic WM Holdings, LLC)
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Holistic Brokerage, LLC (A Wholly-owned Subsidiary of Holistic WM Holdings, LLC) (the "Broker-Dealer") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, Holistic Brokerage, LLC has not generated significant revenues to maintain its operations and thus is dependent upon Holistic WM Holdings, LLC to make capital contributions from time to time to provide support for its operations. Holistic Brokerage, LLC's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for Holistic Brokerage, LLC to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2021.
Miami, Florida
April 21, 2022

Certified Public Accountants

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	73,754
Deposit with clearing organizations		250,000
Receivables from clearing organizations		248,595
Accounts receivables		5,848
12B-1 fees receivable		53,685
Prepaid expenses		32,570
Furniture and equipment, net		3,780
Right of use asset		499,429
Other assets		60,957
TOTAL ASSETS	**$**	**1,228,618**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	49,997
Commissions payable		32,119
Due to affiliates		7,668
Subordinated loan interest payable		73,323
Liabilities subordinated to claims of general creditors		300,000
Lease liability		527,903
TOTAL LIABILITIES		991,010
COMMITMENTS AND CONTINGENCIES (NOTES 3 and 11)		
MEMBER'S EQUITY		237,608
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,228,618

The accompanying notes are an integral part of the statement of financial condition

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to the Financial Statement
For the Year Ended December 31, 2021

1.   NATURE OF BUSINESS

Holistic Brokerage, LLC (A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC) (the "Company"), formerly known as AdCap Securities, LLC DBA Lake Forest Securities, LLC, is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Holistic WM Holdings, LLC, formerly known as AdCap Holdings, LLC (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers and does not maintain customer accounts.

On August 5, 2020, the managing members of Holistic WM Holdings LLC executed a purchase agreement to sell 85% of the equity interest in Holistic WM Holdings, LLC to HB WM Limited. The sale of the member interest in Holistic WM Holdings, LLC was approved by FINRA on March 31, 2021. Concurrently, the Company changed its name from AdCap Securities, LLC DBA Lake Forest Securities, LLC to Holistic Brokerage, LLC.

The Company has not generated significant revenues to maintain its operations, and thus has been dependent on its sister entity, Holistic Brokerage Inc. ("Brokerage Inc.") a company affiliated through common ownership, to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. Brokerage Inc. has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has a clearing agreement with Pershing, LLC. to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 to 5 years. As of December 31, 2021, furniture and equipment amounted to $25,532 and the related accumulated depreciation was $21,752. Repairs and maintenance are expensed as incurred.

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to the Financial Statement
For the Year Ended December 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2021. The actual outcome of the estimates could differ from the estimates made in the preparation of the statement of financial condition.

Income Taxes

Effective July 24, 2014, the Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that tax benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expenses, respectively.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments – Credit Losses ("FASB ASC 326-20"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The Company's receivables from its clearing broker and 12b-1 fees receivable includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2021.

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to the Financial Statement
For the Year Ended December 31, 2021

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

• The Company can acquire the leased asset at the end of the lease term for a below-market price.
• The ownership of the leased asset is transferred to the Company at the end of the lease period.
• The duration of the lease encompasses at least 75% of the useful life of the leased assets.
• The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis.

Subsequent Events

The Company has evaluated subsequent events through April 21, 2022, which is the date of the statement of the financial condition.

3.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to the Financial Statement
For the Year Ended December 31, 2021

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases

On March 2021, the Company entered into a 64-month lease agreement for office space in Miami, Florida, and recorded an operating lease with a Right of Use Asset ("ROU") of $588,271 and a Lease Liability of $588,271, using an estimated incremental borrowing rate of 0.71%. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease agreement. For the year ended December 31, 2021, the Company amortized $88,842 of the ROU assets and amortized $60,368 of the Lease Liability.

The Company has a security deposit of $56,025 with the landlord. The deposit is reflected within other assets in the accompanying statement of financial condition.

4. RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivable from broker includes cash balances held at the clearing brokers as well as receivables due from the clearing brokers on trades pending settlement. As of December 31, 2021, the amount due from clearing brokers totaled $248,595.

5. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company's clearing brokers are RBC Capital Markets and Pershing, LLC. The agreements between the Company and clearing brokers require that the Company maintain a collateral deposit of $250,000. The collateral deposit as of December 31, 2021 is $250,000.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the company had net capital of $468,543, which was $368,543 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 as of December 31, 2021.

7. RELATED PARTY TRANSACTIONS

On July 13, 2016, the Company entered into an expense sharing agreement, subsequently amended January 1, 2017, and September 1, 2019, with the Parent which was consequently terminated on February 28, 2021. For the year ended December 31, 2021, the agreement resulted in reimbursement of expenses to the Parent.

7. RELATED PARTY TRANSACTIONS (CONTINUED)

On March 3, 2017, the Company entered into an expense sharing agreement, subsequently amended July 3, 2017, April 2, 2018, September 1, 2020, and March 1, 2021, with one of its affiliates, Holistic Asset Management, formerly known as AdCap Asset Management, LLC (RIA). For the year ended December 31, 2021, the agreement resulted in reimbursement expenses from RIA.

On March 28, 2016, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Uruguay, in which the Company introduces their customers to the clearing broker. The sub-clearing agreement was subsequently amended September 1, 2017 and April 12, 2021. As of December 31, 2021, the Company has no amount due for such services.

On June 1, 2017, the Company entered into a financial service referral agreement with one of its affiliates, AdCap Securities BVI, subsequently amended July 1, 2020 and July 1, 2021. For the year ended December 31, 2021, the Company owes $5,557 to AdCap Securities BVI for the referral of customers and this amount was included within due to affiliates in the accompanying statement of financial condition.

On January 20, 2021, the Company entered into a sub-clearing agreement with Holistic Advisors S.A. ("Holistic Advisors"), in which the Company introduces the affiliates' customers to the clearing broker for a percentage of the gross revenues. On November 2, 2020, the Company and Holistic Advisors entered into a financial referral agreement to compensate Holistic Advisors for the referral of customers. As of December 31, 2021, the Company owes Holistic Advisors $2,111 for such as services and this amount was included within due to affiliates in the accompanying statement of financial condition.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 20, 2015, the Company converted a loan payable to the Parent in the amount of $300,000 into a subordinated loan agreement with the Parent. On November 13, 2017, the Company amended the agreement by extending the maturity date one year and will renew every year thereafter unless written notification is provided by either party. As of December 31, 2021, the balance of the subordinated loan was $373,323 which includes accrued interest of $73,323. The subordinated loan and interest are used in computing net capital. The subordinated loan with the Parent has a 1-year term and bears interest at 4%.

9. SBA LOAN

On May 22, 2020, the Company received a loan from Apollo Bank in the amount of $47,875, under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economy Security (CARES) Act. The loan is subjected to a note dated May 22, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan has a 2-year term and bears interest at 1%. On March 4, 2021, the Company received notice that the loan principal and interest were forgiven in full by the Small Business Administration.

9.   SBA LOAN (CONTINUED)

On April 26, 2021, the Company received a second loan from Apollo Bank in the amount of $47,874, under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economy Security (CARES) Act. The loan is subjected to a note dated April 26, 2021, and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan has a 2-year term and bears interest at 1%. On September 20, 2021, the Company received notice that the loan principal and interest were forgiven in full by the Small Business Administration.

The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account the current business activity and the ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

The Small Business Administration has stated that all PPP loans in excess of $2 million, and other PPP loans as appropriate, will be subject to review by the SBA for compliance with the requirements. If the SBA determines in the course of its review that a borrowed lacked an adequate basis for the required certification concerning the necessity of the loan request or the subsequent use of loans proceeds, the SBA will seek repayment of the PPP loan, including interest and potential penalties. While the Company believes the loan was properly obtained, there can be no assurance regarding the outcome of an SBA review.

10.   INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2021. The actual income tax expense for 2020 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to net loss) due state income taxes and changes in the valuation allowance rate.

The Company has approximately $2,052,000 of Federal and $1,078,000 of State net operating loss ("NOL") carry forwards expiring in varying amounts between 2034 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has approximately $1,180,000 of Federal and $1,005,000 of State NOL carry forwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings. The Company had an ownership change which was approved by FINRA on March 31, 2021. As a result, approximately $3,218,000 of the Company's federal NOL carryforwards is subject to an annual Internal Revenue Code section 382 limitation.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable.   Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company income tax expense.

10.   INCOME TAXES (CONTINUED)

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2018. For the year ended December 31, 2021, the Company did not have any unrecognized tax benefits because of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

11.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.

These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12.   SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.